SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                              Allied Holdings, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    019223106
                                 (CUSIP Number)


                              Kathryn Sanders, Esq.
                              O'Melveny & Myers LLP
                              400 South Hope Street
                              Los Angeles, CA 90071
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 23, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 019223106                  13D

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:

         Sopris Partners, Series A of Sopris Capital Partners, LP

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)    37-1520276
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH:
--------------------------------------------------------------------------------
     7.  SOLE VOTING POWER

         0
     ---------------------------------------------------------------------------
     8.  SHARED VOTING POWER

         400,295
     ---------------------------------------------------------------------------
     9.  SOLE DISPOSITIVE POWER

         0
     ---------------------------------------------------------------------------
     10. SHARED DISPOSITIVE POWER

         400,295
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         400,295
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------

CUSIP NO. 019223106                  13D

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:

         Sopris Capital, LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)    20-3978493
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH:
--------------------------------------------------------------------------------
     7.  SOLE VOTING POWER

         0
     ---------------------------------------------------------------------------
     8.  SHARED VOTING POWER

         400,295
     ---------------------------------------------------------------------------
     9.  SOLE DISPOSITIVE POWER

         0
     ---------------------------------------------------------------------------
     10. SHARED DISPOSITIVE POWER

         400,295
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         400,295
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------

CUSIP NO. 019223106                  13D

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:

         Aspen Advisors LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)    13-4118717
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH:
--------------------------------------------------------------------------------
     7.  SOLE VOTING POWER

         0
     ---------------------------------------------------------------------------
     8.  SHARED VOTING POWER

         244,800
     ---------------------------------------------------------------------------
     9.  SOLE DISPOSITIVE POWER

         0
     ---------------------------------------------------------------------------
     10. SHARED DISPOSITIVE POWER

         244,800
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         244,800
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO, IA
--------------------------------------------------------------------------------

CUSIP NO. 019223106                  13D

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:

         Sopris Capital Advisors, LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)    20-3177754
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH:
--------------------------------------------------------------------------------
     7.  SOLE VOTING POWER

         0
     ---------------------------------------------------------------------------
     8.  SHARED VOTING POWER

         645,095
     ---------------------------------------------------------------------------
     9.  SOLE DISPOSITIVE POWER

         0
     ---------------------------------------------------------------------------
     10. SHARED DISPOSITIVE POWER

         645,095
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         645,095
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO, IA
--------------------------------------------------------------------------------

CUSIP NO. 019223106                  13D

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:

         Nikos Hecht

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)     N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH:
--------------------------------------------------------------------------------
     7.  SOLE VOTING POWER

         0
     ---------------------------------------------------------------------------
     8.  SHARED VOTING POWER

         889,895
     ---------------------------------------------------------------------------
     9.  SOLE DISPOSITIVE POWER

         0
     ---------------------------------------------------------------------------
     10. SHARED DISPOSITIVE POWER

         889,895
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         889,895
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 019223106                  13D

The Statement on Schedule 13D dated March 14, 2007 filed by Sopris Partners, Series A of Sopris Capital Partners, L.P., Sopris Capital, LLC, Aspen Advisors LLC, Sopris Capital Advisors, LLC and Nikos Hecht with respect to the Common Stock (the "Common Stock") of Allied Holdings, Inc., a Delaware corporation (the "Company"), as amended by Amendment No. 1 dated March 20, 2007 and Amendment No. 2 dated March 27, 2007, is hereby further amended with respect to the items set forth below. Capitalized terms used without definition in this Schedule 13D (Amendment No. 3) have the meanings set forth in the Reporting Persons' Schedule 13D, as originally filed or the Modified Sopris Plan Term Sheet (as defined below), as the case may be.

Item 4.  Purpose of Transaction

The information set forth under this item is hereby amended to include, at the end of the last paragraph contained therein, the following:

         On April 23, 2007, the United States Bankruptcy Court for the Northern District of Georgia approved a Settlement Agreement (the "Settlement Agreement") by and among (a) the Issuer and certain of its affiliates, (b) Yucaipa American Alliance Fund I, LP and Yucaipa American Alliance (Parallel) Fund I, LP, (c) the Official Committee of Unsecured Creditors in the Bankruptcy Cases, (d) Sopris Capital Advisors, LLC Aspen Advisors, LLC and Armory Advisors LLC (the "Equity Holders"), (e) Andrews & Kurth LLP, (f) Sonnenschein Nath & Rosenthal LLP, (g) Kilpatrick Stockton LLP and (h) Jefferies & Company, Inc. Pursuant to the terms of the Settlement Agreement, among other things, (i) the Issuer has agreed to pay up to $525,000 of the fees and expenses incurred by Andrews & Kurth LLP, Sonnenschein Nath & Rosenthal LLP, and Kilpatrick Stockton LLP in connection with their representation of certain parties involved in bankruptcy matters pertaining to the Issuer, (ii) claims in Class 4D of the Yucaipa Plan will be amended to provide that at least $40 million in face amount of claims may be tendered into that class in return for cash payouts of at least $0.25 on the claim dollar, and that if such tendered claims exceed $40 million in face amount, the treatment for tendered claims in that class will be a cash payout equal to a pro rata share of the total cash consideration allotted for payout of those claims, and (iii) Yucaipa will share its participation in Class 4D of the Yucaipa Plan with the Equity Holders as follows: (A) the Equity Holders, in the aggregate, will have the right to purchase from Yucaipa up to twenty (20) percent of the Class 4D Claims that participate in the "Cash Out" option provided through Class 4D of the Yucaipa Plan and (B) on the effective date of the Yucaipa Plan, the Equity Holders will pay their pro rata share of the cash necessary to fund the "Cash Out" option to the Issuer, as reorganized, which will in turn distribute such cash (and other cash provided by Yucaipa) to holders of Allowed Class 4D Claims as soon as practicable after such effective date, and, as soon as practicable following such effective date, the Equity Holders will receive that same pro rata share of either the claims that were tendered into Class 4D, or the equity of the Issuer, as reorganized, into which those claims are converted under the Yucaipa Plan.

CUSIP NO. 019223106                  13D

A full copy of the Settlement Agreement is included herein as Exhibit 7.05.

Item 7.  Material to be Filed as Exhibits

         Exhibit 7.05 Settlement Agreement dated as of April 17, 2007 by and among (a) Allied Holdings, Inc. and its affiliates that are debtors and debtors in possession, (b) Yucaipa American Alliance Fund I, LP and Yucaipa American Alliance (Parallel) Fund I, LP, (c) the Official Committee of Unsecured Creditors in the Bankruptcy Cases, (d) Sopris Capital Advisors, LLC, Aspen Advisors LLC and Armory Advisors LLC, (e) Andrews & Kurth LLP, (f) Sonnenschein Nath & Rosenthal LLP, (g) Kilpatrick Stockton LLP and (h) Jefferies & Company, Inc.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: April 24, 2007

                                       SOPRIS PARTNERS, SERIES A of
                                       SOPRIS CAPITAL PARTNERS, L.P.

                                       By: SOPRIS CAPITAL, LLC
                                           Its general partner

                                       By: /s/ NIKOS HECHT
                                           ------------------------------------
                                           Name:  Nikos Hecht
                                           Title: Sole Member of the
                                                  Managing Member


                                       SOPRIS CAPITAL, LLC

                                       By: /s/ NIKOS HECHT
                                           ------------------------------------
                                           Name:  Nikos Hecht
                                           Title: Sole Member of the
                                                  Managing Member


                                       ASPEN ADVISORS LLC

                                       By: /s/ NIKOS HECHT
                                           ------------------------------------
                                           Name:  Nikos Hecht
                                           Title: Managing Member


                                       SOPRIS CAPITAL ADVISORS, LLC

                                       By: /s/ NIKOS HECHT
                                           ------------------------------------
                                           Name:  Nikos Hecht
                                           Title: Managing Member


                                       /s/ NIKOS HECHT
                                       -----------------------------------------
                                       Nikos Hecht